UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Black Stone Minerals, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09225M 101

(CUSIP Number)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 658-0647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 09225M 101

1.	Names Of Reporting Person: Thomas L. Carter, Jr.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,973,341(1)
	8.	Shared Voting Power 126,365(2)
	9.	Sole Dispositive Power 491,838(3)
	10.	Shared Dispositive Power 11,607,868(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,099,706
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.33%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 151,208 common units representing limited partner interests (“Common Units”) and 158,933 subordinated units representing limited partner interests (“Subordinated Units”) held directly by Mr. Carter, (b) 4,970,834 Common Units and 6,510,669 Subordinated Units held by Carter2221, Ltd., of which Mr. Carter serves as general partner, and (c) 78,665 unvested restricted Common Units and 103,032 unvested restricted Subordinated Units issued as equity-based compensation. The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period, as provided for in the Issuer’s First Amended and Restated Agreement of Limited Partnership.
(2)	Includes 96,557 Common Units and 29,808 Subordinated Units held by trusts for the benefit of Mr. Carter’s children.
(3)	Includes (a) 151,208 Common Units and 158,933 Subordinated Units held directly by Mr. Carter and (b) 78,665 unvested restricted Common Units and 103,032 unvested restricted Subordinated Units issued as equity-based compensation.
(4)	Based on 96,138,493 Common Units and 95,023,602 Subordinated Units, as of January 11, 2016.

CUSIP No. 09225M 101

1.	Names Of Reporting Person: Carter2221, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,481,503(1)
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 11,481,503(1)
	10.	Shared Dispositive Power —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,481,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.01%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,970,834 Common Units and 6,510,669 Subordinated Units.
(2)	Based on 96,138,493 Common Units and 95,023,602 Subordinated Units, as of January 11, 2016.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2015 and relates to the beneficial ownership of the Reporting Persons (as defined herein) of the common units representing limited partner interests (the “Common Units”) of Black Stone Minerals, L.P., a Delaware limited partnership (the “Issuer”).

The purpose of this Amendment is to (i) remove Camden Energy Limited Partnership (“Camden”) from the list of Reporting Persons, (ii) add Carter2221, Ltd. (“Carter2221”) to the list of Reporting Persons, and (ii) update the numbers of Common Units and Subordinated Units held by the Reporting Persons as a result of the transactions described herein.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to Common Units of the Issuer. The Issuer’s principal executive offices are located at 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Thomas L. Carter, Jr., a U.S. citizen, and Carter 2221, Ltd., a Texas limited partnership of which Mr. Carter serves as the general partner (“Carter 2221” and together with Mr. Carter, the “Reporting Persons”).

(b) The business address for the Reporting Persons is 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

(c) Mr. Carter’s present principal occupation is Chairman, Chief Executive Officer, and President of the Issuer. Carter2221’s primary business activity is private investment on behalf of the Carter family.

(d), (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Carter and Camden held common units, each representing limited partner interests in the predecessor of the Issuer (the “Predecessor”), prior to the following events. On May 6, 2015, prior to the initial public offering of the Issuer (the “IPO”) and pursuant to a merger agreement:

•	the Predecessor merged with and into the Issuer (the “Merger”), and

•	the common units of the Predecessor were converted into Common Units and subordinated units, representing limited partner interests, in the Issuer (“Subordinated Units”).

Mr. Carter’s and Camden’s common units in the Predecessor were converted into Common Units and Subordinated Units as shown in the following table:

Reporting Person	Common Units	Subordinated Units(1)
Thomas L. Carter, Jr.	8,608,407	11,275,081
Camden	8,118,065	10,632,841

(1)	The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period, as provided for in the Issuer’s First Amended and Restated Agreement of Limited Partnership.

The general partner of the Issuer (the “General Partner”) is a wholly owned subsidiary of the Issuer. Unvested common units of the Predecessor previously issued as equity-based compensation were converted into unvested Common Units and unvested Subordinated Units. Subsequent to the merger, the Issuer issued and sold 22,500,000 Common Units in its IPO at a public offering price of $19.00 per Common Unit.

Mr. Carter used cash on hand to acquire 12,500 Common Units through the Directed Unit Program conducted in connection with the IPO (the “DUP Units”).

On December 31, 2015, Preference Partners LP (“Preference”), of which Mr. Carter controlled the general partner, distributed its 22,757 Common Units and 29,808 Subordinated Units to its partners (the “Preference Partners”) pursuant to a plan of complete liquidation and dissolution (the “Preference Liquidation”), which was adopted by Mr. Carter as the general partner of Preference. No consideration was paid by the Preference Partners in connection with the Preference Liquidation. As a result of the Preference Liquidation, certain trusts for the benefit of Mr. Carter’s children (the “Carter Trusts”) received a distribution of 22,757 Common Units and 29,808 Subordinated Units.

On December 31, 2015, Camden distributed its 8,118,065 Common Units and 10,632,841 Subordinated Units to its partners (the “Camden Partners”) pursuant to a plan of complete liquidation and dissolution (the “Camden Liquidation”), which was adopted by Mr. Carter as the general partner of Camden. No consideration was paid by the Camden Partners in connection with the Camden Liquidation.

As a result of the Camden Liquidation, certain of the Camden Partners, including Mr. Carter and certain of his family members and their associated trusts (the “Carter2221 Partners”), received a distribution of 4,970,834 Common Units and 6,510,669 Subordinated Units. The Carter2221 Partners contributed their 4,970,834 Common Units and 6,510,669 Subordinated Units to Carter2221, of which Mr. Carter controls the general partner.

From time to time, Mr. Carter and the Carter Trusts have purchased Common Units in the open market for investment purposes. These purchases were made with cash on hand.

Item 4.	Purpose of Transaction

(a)	The Reporting Persons acquired the Common Units and Subordinated Units reported herein for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based on 96,138,493 Common Units and 95,023,602 Subordinated Units, as of January 11, 2016. Pursuant to the Issuer’s First Amended and Restated Agreement of Limited Partnership, as described in Item 6 below, the Reporting Persons are entitled to vote their Common Units and Subordinated Units together as a single class for most matters, including the election of directors to the Board of Directors of the General Partner. The Reporting Persons are entitled to cumulate their votes for purposes of electing directors.

Thomas L. Carter, Jr.

(a) Aggregate amount beneficially owned:	12,099,706

Percentage beneficially owned:	6.33%

(b) Number of units to which the Reporting Person has:

i. Sole voting power	11,973,341

ii. Shared voting power	126,365

iii. Sole dispositive power	491,838

iv. Shared dispositive power	11,607,868

Carter2221, Ltd.

(a) Aggregate amount beneficially owned:	11,481,503

Percentage beneficially owned:	6.01%

(b) Number of units to which the Reporting Person has:

i. Sole voting power	11,481,503

ii. Shared voting power	—

iii. Sole dispositive power	11,481,503

iv. Shared dispositive power	—

(c) Mr. Carter and the Carter Trusts have engaged in transactions in the Common Units and Subordinated Units in the last 60 days. On November 12, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 10,667 Common Units in multiple transactions at prices ranging from $13.78 to $13.9144, inclusive. On November 13, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 5,879 Common Units in multiple transactions at prices ranging from $14.19 to $14.46, inclusive. On November 16, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 3,000 Common Units in multiple transactions at prices ranging from $14.30 to $14.43, inclusive. On November 12, 2015, the Katherine Ross Carter 1995 Trust acquired 10,666 Common Units in multiple transactions at prices ranging from $13.7888 to $14.0369, inclusive. On November 13, 2015, the Katherine Ross Carter 1995 Trust acquired 4,834 Common Units in multiple transactions at prices ranging from $13.96 to $14.46, inclusive. On November 16, 2015, the Katherine Ross Carter 1995 Trust acquired 3,000 Common Units in multiple transactions at prices ranging from $14.30 to $14.41, inclusive. On November 12, 2015, the Molly Leachman Carter 1995 Trust acquired 10,667 Common Units in multiple transactions at prices ranging from $13.7888 to $13.9144, inclusive. On November 13, 2015, the Molly Leachman Carter 1995 Trust acquired 4,268 Common Units in multiple transactions at prices ranging from $14.19 to $14.46, inclusive. On November 16, 2015, the Molly Leachman Carter 1995 Trust acquired 3,000 Common Units in multiple transactions at prices ranging from $14.31 to $14.42, inclusive. On November 17, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 954 Common Units in multiple transactions at prices ranging from $14.04 to $14.13, inclusive. On November 18, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 3,400 Common Units in multiple transactions at prices ranging from $14.125 to $14.28, inclusive. On November 17, 2015, the Katherine Ross Carter 1995 Trust acquired 2,000 Common Units in multiple transactions at prices ranging from $13.95 to $14.02, inclusive. On November 18, 2015, the Katherine Ross Carter 1995 Trust acquired 3,400 Common Units in multiple transactions at prices ranging from $14.125 to $14.28, inclusive. On November 17, 2015, the Molly Leachman Carter 1995 Trust acquired 2,565 Common Units in multiple transactions at prices ranging from $13.99 to $14.15, inclusive. On November 18, 2015, the Molly Leachman Carter 1995 Trust acquired 3,400 Common Units in multiple transactions at prices ranging from $14.05 to $14.32, inclusive. On November 20, 2015, the Georgia Elizabeth Carter 1995 Trust acquired 700 Common Units in multiple transactions at prices ranging from $14.38 to $14.40, inclusive. On November 20, 2015, the Katherine Ross Carter 1995 Trust acquired 700 Common Units in multiple transactions at prices ranging from $14.35 to $14.39, inclusive. On November 20, 2015, the Molly Leachman Carter 1995 Trust acquired 700 Common Units in multiple transactions at prices ranging from $14.34 to $14.38, inclusive. On December 11, 2015, Preference disposed of its 2,250 preferred units representing limited partner interests (“Preferred Units”) pursuant to the Issuer’s offer to purchase up to 100% of the 117,963 outstanding Preferred Units from its preferred unitholders at the units’ par value of $1,000.00 per Preferred Unit, plus unpaid accrued yield. On January 4, 2016, the General Partner withheld 9,238 of Mr. Carter’s Common Units and 12,579 of Mr. Carter’s Subordinated Units to satisfy tax withholding obligations upon the vesting of certain of Mr. Carter’s unvested restricted Common Units and unvested restricted Subordinated Units. For tax withholding purposes, the value of the Common Units was deemed to be equal to the closing price of the Common Units on December 31, 2015. For tax withholding purposes, the Board of Directors of the General Partner set the value of the Subordinated Units at a discount to the 30-day volume-weighted average price of the Common Units at market close on December 31, 2015.

Except as described in this Amendment, the Reporting Persons have not effected any transactions in the class of securities described herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated January 11, 2016, by and between the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

On May 6, 2015, in connection with the closing of the IPO, the Partnership amended and restated its Limited Partnership Agreement (as amended, the “Partnership Agreement”). The Partnership agreement describes the terms and rights of the Common Units, Subordinated Units, and Preferred Units, including with respect to voting, conversion and cash distributions. The foregoing description of the Partnership Agreement is not complete and is qualified in its entirety by reference to the full text of the Partnership Agreement, which is listed as Exhibit 99.2 and incorporated herein by reference.

Carter Award Agreements

On May 6, 2015, in connection with the closing of the IPO, the Partnership issued restricted Common Units and restricted Subordinated Units to Mr. Carter pursuant to a Converted Restricted Unit Grant Notice (the “Unit Award”), which replaced Mr. Carter’s unvested restricted common units of the Predecessor. Under the Unit Award, Mr. Carter may not transfer any of the unvested restricted Common Units or unvested restricted Subordinated Units until they vest. The Common Units and Subordinated Units issued pursuant to the Unit Grant Notice are subject to time-based vesting between 2016 and 2018. For a detailed description of the terms and conditions of Mr. Carter’s 78,665 unvested restricted Common Units and 103,032 unvested restricted Subordinated Units issued as equity-based compensation, please see the Converted Restricted Unit Grant Notice by and between Black Stone Minerals Company, L.P. and Thomas L. Carter, Jr. effective as of May 6, 2015, which is listed hereto as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement

99.2	First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated May 6, 2015 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37362) filed with the Commission on May 6, 2015)

99.3	Converted Restricted Unit Grant Notice by and between Black Stone Minerals Company, L.P. and Thomas L. Carter, Jr. effective as of May 6, 2015 (incorporated by reference to Exhibit 99.3 to Mr. Carter’s and Camden’s Schedule 13D (File No. 005-88844) filed with the Commission on May 18, 2015)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 11, 2016

THOMAS L. CARTER, JR.

/s/ Thomas L. Carter, Jr.

CARTER2221, LTD. By Thomas L. Carter, Jr., its general partner

/s/ Thomas L. Carter, Jr.